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                                  EXHIBIT 99.1


                 FIRST DERIVATION OF HUMAN EMBRYONIC STEM CELLS
                               REPORTED IN SCIENCE
   GERON HOLDS WORLDWIDE LICENSE TO A BREAKTHROUGH DISCOVERY WITH PROMISE FOR
                         TREATING DEGENERATIVE DISEASES

MENLO PARK, CA -- November 5, 1998 -- Human embryonic stem cells (hES cells) -- unique cells capable of forming all the different cell types and tissues in the body -- have been successfully derived and maintained in culture for the first time by scientists at the University of Wisconsin- Madison, according to an article to be published in the November 6 issue of the journal Science. The research was led by James A. Thomson, VMD, Ph.D., Developmental Biologist at UW-Madison, and was supported by and is licensed to Geron Corporation (NASDAQ:GERN).

"These cells are different from all other human stem cells isolated to date," said Dr. Thomson. "As the source of all cell types, they hold great promise for use in transplantation medicine, drug discovery and development, and the study of human developmental biology."

The Embryonic Stem Cell

Embryonic stem cells are derived from the inner cell mass of the blastocyst formed during early embryogenesis. Distinguished from all other stem cells, they are pluripotent, able to develop into virtually any and all cells and tissues in the body; and, consistent with their expression of telomerase, self-renewing, a potentially limitless source of cells.

"Geron is focused on developing products to treat age-related degenerative diseases. The availability of hES cells opens extraordinary opportunities for tissue transplantation, and for developing cell and gene therapy products with breakthrough medical potential," said Thomas Okarma, Ph.D., M.D., Geron's vice president of research and development. "Further, Geron's proprietary telomerase technology for prolonging the replicative lifespan of cells derived from hES cells positions the company to potentially supply the preferred cells for transplantation medicine."

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PAGE TWO / FIRST DERIVATION OF HUMAN EMBRYONIC STEM CELLS REPORTED IN SCIENCE


Broad Potential for Medicine, Science and Drug Discovery

Human embryonic stem cells hold enormous promise for transplantation medicine because they can potentially produce unlimited quantities of any cell or tissue in the body. In addition, they may be genetically altered to improve therapeutic value, for instance, to prevent immune system rejection by transplant recipients. Examples of cells that Geron may develop for transplantation therapies include heart muscle cells for use in repairing the tissue damage inflicted by heart attacks, blood forming cells for use in bone marrow transplantation procedures for cancer patients, and nerve cells for use in treating patients with Parkinson's disease, stroke or Alzheimer's disease.

Human embryonic stem cells also represent a new technology for pharmaceutical research and development. Geron plans to generate a variety of different cell types for use in drug screening and toxicology testing. In addition, hES cells can potentially be engineered to create in vivo models of human disease for drug development as a superior alternative to current mouse models. For example, brain neurons derived from hES cells might be engineered to develop the characteristics of Alzheimer's disease and used to discover effective drug treatments.

Human embryonic stem cells should also further our understanding of embryonic development with potential applications toward the treatment of infertility and premature pregnancy loss, and the diagnosis and prevention of birth defects.

Finally, hES cells open the door to a new field of research -- the genomics of human developmental biology. Until now, early genetic events in human embryology have been largely inaccessible to direct observation. Research with hES cells may lead to the discovery of novel genes that fundamentally control tissue differentiation. These gene products could result in the development of therapeutic drugs and proteins with potential applications in wound healing, stroke, heart attack and spinal cord injury.

Collaborations with ES Cell Leaders

To accomplish its hES cell program objectives, Geron has established collaborations with renowned researchers in the field. The company funds research by and holds worldwide licensing agreements with John D. Gearhart, M.D., Ph.D., professor of gynecology and obstetrics at Johns Hopkins University School of Medicine, and Roger A. Pedersen, Ph.D., professor at the University of California, San Francisco.

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PAGE THREE / FIRST DERIVATION OF HUMAN EMBRYONIC STEM CELLS REPORTED IN SCIENCE


Next steps in Geron's hES cell program include the development and optimization of enabling technologies. These include techniques for the production and scale up of hES cells; the identification of cell differentiation factors; techniques for genetically engineering hES cells, and the development of models to test proposed transplant products.

 "As we pursue these next steps, Geron recognizes that research in this field should be conducted according to appropriate guidelines," said Ronald W. Eastman, Geron's president and CEO. "This discovery holds great promise for the treatment of a variety of human diseases and conditions. In concert with our Ethics Advisory Board and the Institutional Review Boards of our collaborators, Geron is committed to realizing the vast potential of this technology in a responsible manner."

Geron Corporation is a biopharmaceutical company focusing on discovering and developing therapeutic and diagnostic products based upon the company's understanding of human embryonic stem cells, and of telomeres and telomerase in cells -- fundamental biological platforms underlying cancer and other age-related degenerative diseases.

The company desires to take advantage of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Specifically, the company wishes to alert readers that the matters discussed in this press release constitute forward-looking statements that are subject to certain risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Additional information on potential factors that could affect the company's results are included in the company's quarterly report on Form 10-Q for the quarter ended June 30, 1998.

Contact:
Geron Corporation        Media Inquiries               Investor Inquiries
David Greenwood          CLM Communications            Burns McClellan
Chief Financial Officer  Carole Melis or Mike Jackman  Lisa Burns or John Nugent
650/473-7700             650/342-5686                  212/213-0006

NOTE TO EDITORS: TO RECEIVE A COPY OF THIS PAPER, CONTACT SCIENCE'S NEWS AND INFORMATION OFFICE AT (202) 326-6440. FURTHER INFORMATION ON THIS ANNOUNCEMENT AND GERON CORPORATION CAN BE OBTAINED AT HTTP://WWW.GERON.COM.


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